UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005.

Commission File Number: 001-31221

Total number of pages: 58

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Earnings release dated January 28, 2005 announcing the company’s results for the Nine Months ended December 31, 2004.
2.	Materials presented in conjunction with the earnings release dated January 28, 2005 announcing the company’s results for the Nine Months ended December 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: January 31, 2005	By:	/s/ WATARU KAGAWA
Wataru Kagawa Head of Investor Relations

3:00 P.M. JST, January 28, 2005

NTT DoCoMo, Inc.

Earnings Release for the Nine Months Ended December 31, 2004

Consolidated financial results of NTT DoCoMo, Inc. and its subsidiaries (collectively “we” or “DoCoMo”) for the nine months ended December 31, 2004 (April 1, 2004 to December 31, 2004), are summarized as follows.

<< Highlights of Financial Results >>

•	For the nine months ended December 31, 2004, operating revenues were ¥3,643.1 billion (down 4.8% compared to the same period of the prior year), operating income was ¥751.4 billion (down 10.9% compared to the same period of the prior year), income before income taxes was ¥1,250.1 billion (up 49.5% compared to the same period of the prior year) and net income was ¥756.5 billion (up 53.1% compared to the same period of the prior year).

•	Earnings per share were ¥15,852.13 and EBITDA margin* was 35.8%, down 0.7 points compared to the same period of the prior year.

Notes:

1.	Consolidated financial statements in this release are unaudited.

2.	Amounts in this release are rounded off.

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 16.

<< Comment from Masao Nakamura, President and CEO >>

In the third quarter of the fiscal year ending March 31, 2005, we released the latest model in the FOMA handset lineup, the “901i series”, and launched various initiatives aimed at enhancing our competitiveness, including the provision of free-of-charge e-mail between family members registered in our “Family Discount” service, offering free videophone minutes, and, from February 2005, will allow members of our “Family Discount” service to share unused free communication allowances for up to two months. Operating revenues and operating income for the nine months ended December 31, 2004 were ¥3,643.1 billion and ¥751.4 billion, respectively, indicating favorable progress vis-à-vis our full-year projections.

We made certain progress in our cellular services operation, including a steadfast expansion of FOMA’s subscriber base to 8.5 million as of December 31, 2004 (which subsequently exceeded 9 million on January 20, 2005), and an improvement in our cellular phone churn rate to below 1% for the third quarter.

In July 2004, we commenced our “i-mode FeliCa Mobile Wallet” service in an effort to pioneer new business fields. The total user base of FeliCa-enabled handsets expand to approximately 1.3 million and the number of retail shops supporting this service grew to approximately 13,000 as of December 31, 2004, providing subscribers with new usage opportunities. In the area of global business, we stepped into new domains beyond conventional voice roaming services through the introduction of i-mode roaming, videophone roaming and short message roaming services in December 2004, and the release of Model “N900iG”, the first roaming-enabled handset in the FOMA lineup.

While our business climate is expected to become harsher in the future in view of the scheduled introduction of mobile number portability in 2006, we will continuously work to achieve further growth by reviewing every aspect of our business from a customer-oriented perspective, and managing the company with a challenge embracing spirit and an emphasis on speedy decision making.

<< Business Results and Financial Position >>

<Results of operations>	Billions of yen			Billions of yen
	(UNAUDITED) Nine months ended December 31, 2004	(UNAUDITED) Nine months ended December 31, 2003	Increase (Decrease)	Year ended March 31, 2004
Operating revenues	¥3,643.1	¥3,828.3	(4.8%)	¥5,048.1
Operating expenses	2,891.7	2,985.3	(3.1%)	3,945.1

Operating income	751.4	843.0	(10.9%)	1,102.9
Other (income) expense, net	(498.8)	7.0	—	1.8

Income before income taxes	1,250.1	836.0	49.5%	1,101.1
Income taxes	493.4	338.0	46.0%	429.1
Equity in net losses of affiliates	(0.1)	(3.6)	—	(22.0)
Minority interests	(0.1)	(0.0)	—	(0.0)

Net income	¥756.5	¥494.2	53.1%	¥650.0

1.	Business Overview

(1)	Operating revenues totaled ¥3,643.1 billion (down 4.8% compared to the same period of the prior year).

•	Cellular (FOMA+mova) services revenues decreased to ¥3,120.8 billion (down 4.5% compared to the same period of the prior year). Despite a positive impact on revenues from subscriber growth driven by enriched tariff plans and introduction of new products such as “FOMA 901i” series handsets and “mova” series handsets with unique product concepts and distinctive features, cellular (FOMA+mova) services revenues decreased due to a decline in ARPU reflecting reductions in rates. These reductions in tariffs included enriching the “Family Discount” service, such as by introducing free i-mode mail among “Family Discount” group members.

•	Voice revenues from FOMA services increased to ¥331.9 billion (up 500.7% compared to the same period of the prior year) and packet communications revenues from FOMA services increased to ¥167.0 billion (up 524.6% compared to the same period of the prior year) due to a significant increase in the number of FOMA services subscribers which resulted from the steady migration of subscribers from mova services. This migration was driven by the release of the “FOMA 901i” series handsets and promotion of “pake-hodai,” a flat-rate FOMA i-mode service.

<Breakdown of operating revenues>	Billions of yen
	(UNAUDITED) Nine months ended December 31, 2004	(UNAUDITED) Nine months ended December 31, 2003	Increase (Decrease)
Wireless services	¥3,234.5	¥3,386.2	(4.5%)
Including: Cellular (FOMA+mova) services revenues (i)	3,120.8	3,268.8	(4.5%)
- Voice revenues (ii)	2,323.2	2,469.6	(5.9%)
Including: FOMA services	331.9	55.3	500.7%
- Packet communications revenues	797.6	799.3	(0.2%)
Including: FOMA services	167.0	26.7	524.6%
Including: PHS services revenues	46.3	53.4	(13.3%)
Including: Quickcast services revenues	3.5	4.5	(22.6%)
Equipment sales	408.6	442.1	(7.6%)

Total operating revenues	¥3,643.1	¥3,828.3	(4.8%)

Notes:

(i)	In past reports, cellular services revenues were broken down into “cellular (mova) services revenues,” “cellular (FOMA) services revenues” and “packet communications services revenues.” For the nine months ended December 31, 2004, cellular services revenues were aggregated and represented as “cellular (FOMA+mova) services revenues.”

(ii)	Voice revenues include data communications revenues through circuit switching system.

(2)	Operating expenses were ¥2,891.7 billion (down 3.1% compared to the same period of the prior year).

•	Personnel expenses were ¥187.0 billion, which were approximately the same as the same period of the prior year. The number of employees as of December 31, 2004 was 22,308.

•	Non-personnel expenses decreased to ¥1,834.9 billion (down 4.4% compared to the same period of the prior year) mainly due to a decrease in revenue-linked variable expenses by 3.1% compared to the same period of the prior year, reflecting a decrease in equipment sales including replacements.

•	Depreciation and amortization expenses were ¥528.8 billion, which were approximately the same as the same period of the prior year. While the amount of new assets being added to the cost base was higher due to an increase in capital expenditure, its effect was offset by a decrease in the net book value of our network equipment such as switching equipment at the beginning of the fiscal period compared to the beginning of the same period of the prior year.

<Breakdown of operating expenses>	Billions of yen
	(UNAUDITED) Nine months ended December 31, 2004	(UNAUDITED) Nine months ended December 31, 2003	Increase (Decrease)
Personnel expenses	¥187.0	¥187.5	(0.3%)
Non-personnel expenses	1,834.9	1,919.6	(4.4%)
Depreciation and amortization	528.8	533.5	(0.9%)
Loss on disposal of property, plant and equipment and intangible assets	33.5	26.8	24.9%
Communication network charges	280.9	291.7	(3.7%)
Taxes and public dues	26.6	26.2	1.5%

Total operating expenses	¥2,891.7	¥2,985.3	(3.1%)

(3)	Operating income decreased to ¥751.4 billion (down 10.9% compared to the same period of the prior year). Income before income taxes, which included a gain on sale of AT&T Wireless Services, Inc. (“AT&T Wireless”) shares (¥501.8 billion), net of interest income and interest expense, increased to ¥1,250.1 billion (up 49.5% compared to the same period of the prior year).

(4)	Net income was ¥756.5 billion (up 53.1% compared to the same period of the prior year).

2.	Segment Information

(1)	Mobile phone business

Operating revenues were ¥3,567.2 billion and operating income was ¥766.2 billion.

•	Cellular (FOMA) services

-	We reduced our tariffs, including a reduction in the monthly charges for “Packet Pack,” a discount service for per-packet rates, and the introduction of “pake-hodai,” a flat-rate i-mode service. In addition, we strengthened our lineup of “FOMA 900i” series handsets by releasing the “FOMA F900iC” handset in August 2004, which is compatible with “i-mode FeliCa” service; the “FOMA N900iL” handset in November 2004, a dual-network handset that runs on both the FOMA network and wireless LANs; and the “FOMA N900iG” handset in December 2004, which is the first FOMA handset that is capable of international roaming-out service. Furthermore, we started releasing the “FOMA 901i” series handsets in December 2004. As a result, the number of subscribers increased steadily and reached 8.50 million at December 31, 2004.

-	Voice ARPU, packet ARPU and aggregate ARPU of cellular (FOMA) services were ¥6,540, ¥3,320 and ¥9,860, respectively.

•	Cellular (mova) services

-	We started releasing the “mova 506i” series handsets in May 2004, and released the “mova 506iC” series handsets which are compatible with “i-mode FeliCa” service in July 2004. We also started releasing the “mova 253i” series handsets, which are targeted for entry users, in October 2004. Furthermore, we released handsets with unique product concepts and distinctive features such as the “premini” and “premini-S” handsets featuring compact bodies, simple functions and unique design; the “prosolid” handset, which is the thinnest folding handset in our product lineup; and the “Music PORTER” handset, which is equipped with a music player and a FM radio tuner. Despite continuous high demand for the newest mova series handsets, the number of cellular (mova) services subscribers as of December 31, 2004, decreased to 39.42 million due to the continuous migration of subscribers from mova services to FOMA services.

-	Voice ARPU, i-mode ARPU and aggregate ARPU of cellular (mova) services were ¥5,260, ¥1,690 and ¥6,950, respectively.

-	In addition, in both FOMA and mova services, we enriched the “Family Discount” by raising the discount rates applied to base monthly charges and dialing charges on calls among the subscribers in each family in April 2004; making charges free for sending and receiving i-mode mail among the subscribers in each “Family Discount” group in October 2004; and enabling the unused allowances (free minutes and/or packets) which are included in the base monthly charges in and after December 2004 that have been carried over for two months under a billing arrangement named “Nikagetsu Kurikoshi” (two-month carry over) to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other lines in the “Family Discount” group. Furthermore, we reinforced our point loyalty program in April 2004, and raised the discount rates applied to base monthly charges for the subscribers to our “Business Discount” service in July 2004. Aggregate number of cellular (FOMA+mova) services subscribers as of December 31, 2004 increased to 47.91 million

-	Voice ARPU, packet ARPU and aggregate ARPU of cellular (FOMA+mova) services were ¥5,410, ¥1,890 and ¥7,300, respectively.

-	Churn rates for cellular (FOMA+mova) services for the three months and nine months ended December 31, 2004 were 0.95% and 1.03%, decreases of 0.16 points and 0.13 points compared to the same periods of the prior year, respectively.

•	i-mode services

-	We launched the Mobile Wallet “i-mode FeliCa” Service in July 2004. Six models of the “i-mode FeliCa” service compatible handsets were released and sales of the handsets reached approximately 1.3 million by the end of December 2004. The number of shops at which the “i-mode FeliCa” service is available increased to approximately 13,000 (also available at approximately 3,100 of vending machines) at the end of December 2004. Furthermore, we implemented various tariff plans to let our i-mode subscribers enjoy rich contents and applications of i-mode services more comfortably and with less worry about their charges. As a result, the number of i-mode services subscribers increased to 43.03 million at December 31, 2004.

-	In terms of our global development, i-mode services were launched in Greece in June 2004 and in Australia in November 2004, and furthermore, we entered into new i-mode license agreements with Cellcom Israel LTD., an Israeli company, in November 2004, mmO2 plc, a UK-based company, in November 2004, and Mobile TeleSystems OJSC, a Russian company, in December 2004. Our strategic partnership through licensing of i-mode has shown progress and the aggregate number of cellular service subscribers of all carriers (including DoCoMo) that provide i-mode services exceeded 170 million.

Note:

ARPU: Average monthly revenue per unit

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues from our Wireless services, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by number of active subscribers to the relevant services. We believe that our ARPU figures provide useful information regarding the average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

See page 15 for the details of the calculation methods.

<Number of subscribers by services>	Thousand subscribers		Increase (Decrease)
	December 31, 2004	March 31, 2004
Cellular (FOMA) services	8,499	3,045	179.1%
Cellular (mova) services (i)	39,415	43,283	(8.9%)
i-mode services (ii)	43,027	41,077	4.7%

Notes:

(i)	Number of “DoPa” single service subscribers has been included in the number of cellular (mova) services subscribers beginning with the result for the six months ended September 30, 2004 in order to conform the definition of subscribers with other mobile operators in Japan. The number of “DoPa” single service subscribers as of December 31, 2004 and March 31, 2004 was 516 thousand and 401 thousand, respectively.

(ii)	Number of i-mode subscribers as of December 31, 2004 = Cellular (FOMA) i-mode subscribers (8,403 thousand) + Cellular (mova) i-mode subscribers (34,624 thousand)

Number of i-mode subscribers as of March 31, 2004 = Cellular (FOMA) i-mode subscribers (2,997 thousand) + Cellular (mova) i-mode subscribers (38,080 thousand)

<Operating results>	Billions of yen		Increase (Decrease)
	(UNAUDITED) Nine months ended December 31, 2004	(UNAUDITED) Nine months ended December 31, 2003
Mobile phone business operating revenues	¥3,567.2	¥3,747.4	(4.8%)
Mobile phone business operating income	766.2	870.8	(12.0%)

(2)	PHS business

Operating revenues were ¥48.5 billion and operating loss was ¥17.0 billion.

•	We saw a net increase in the number of subscribers for fixed fee service for data communications mainly as a result of sales promotion of “@FreeD,” a fixed fee service for data-communications subscribers. However, the aggregate number of PHS subscribers as of December 31, 2004, decreased to 1.39 million due to a decrease in the number of voice services subscribers.

•	ARPU was ¥3,360.

Note:

See page 15 for the details of the ARPU calculation methods.

<Number of subscribers>	Thousand subscribers		Increase (Decrease)
	December 31, 2004	March 31, 2004
PHS services	1,392	1,592	(12.6%)

<Operating results>	Billions of yen		Increase (Decrease)
	(UNAUDITED) Nine months ended December 31, 2004	(UNAUDITED) Nine months ended December 31, 2003
PHS business operating revenues	¥48.5	¥57.7	(16.0%)
PHS business operating loss	(17.0)	(28.1)	—

(3)	Quickcast business

Operating revenues were ¥3.5 billion and operating loss was ¥0.8 billion.

•	To streamline our operations, we ceased accepting new subscribers for Quickcast services at the end of June. We are planning to replace the services with other services we provide considering customer usage.

<Number of subscribers>	Thousand subscribers		Increase (Decrease)
	December 31, 2004	March 31, 2004
Quickcast services	352	457	(23.0%)

<Operating results>	Billions of yen		Increase (Decrease)
	(UNAUDITED) Nine months ended December 31, 2004	(UNAUDITED) Nine months ended December 31, 2003
Quickcast business operating revenues	¥3.5	¥4.7	(24.7%)
Quickcast business operating loss	(0.8)	(1.3)	—

(4)	Miscellaneous businesses

Operating revenues were ¥23.9 billion and operating income was ¥3.0 billion.

•	To enrich our international services, we took measures as follows: We launched the FOMA international roaming-in service in May 2004. We added Singapore in November 2004 and Australia in December to the regions to which FOMA subscribers can make international video calls. We launched the international roaming-out services for packet communications, video calling and short messaging service in December 2004 in addition to the existing international roaming-out service for voice calls.

•	We improved usability of our public wireless LAN service, “Mzone.” Overseas, we launched an international roaming service in September 2004, and we also launched a roaming service in aircraft on certain international flights in October 2004. In Japan, we started providing the service in subway stations of Tokyo Metro in October 2004 and expanded the service to all the stations by December 2004.

<Operating results>	Billions of yen		Increase (Decrease)
	(UNAUDITED) Nine months ended December 31, 2004	(UNAUDITED) Nine months ended December 31, 2003
Miscellaneous businesses operating revenues	¥23.9	¥18.5	29.3%
Miscellaneous businesses operating income	3.0	1.5	93.9%

3.	Capital Expenditures

Total capital expenditures* were ¥633.1 billion.

•	We made our capital expenditures more efficient and less costly by reducing the acquisition costs of equipment and improving the design and construction process. However, total capital expenditures increased because we expanded both the indoor and outdoor coverage areas of our FOMA services, reinforced FOMA networks to meet the expanding number of subscribers, constructed network facilities to improve i-mode network’s reliability, and promoted the construction of IP networks with IP router architecture.

<Breakdown of capital expenditures>	Billions of yen		Increase (Decrease)
	(UNAUDITED) Nine months ended December 31, 2004	(UNAUDITED) Nine months ended December 31, 2003
Mobile phone business	¥523.6	¥393.3	33.1%
PHS business	3.3	7.5	(55.7%)
Quickcast business	0.0	0.0	—
Other (including information systems)	106.1	121.1	(12.3%)

Total capital expenditures	¥633.1	¥521.9	21.3%

*	See the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 16.

4.	Cash Flow Conditions

•	Net cash provided by operating activities was ¥576.0 billion (down 37.9% compared to the same period of the prior year). Net cash provided by operating activities decreased primarily because the payment of income taxes, which was ¥259.9 billion in the same period of the prior year, increased to ¥540.2 billion, while collection of tax refunds receivable, which was ¥107.2 billion in the same period of the prior year, decreased. Because December 31 is a bank holiday in Japan, cash transactions, mainly receipt of cellular bills, that would normally be settled on the last day of each month are actually settled at the beginning of January. This had a net negative impact of approximately ¥236.0 billion on cash flows from operating activities for the period.

•	Net cash used in investing activities was ¥327.9 billion (down 45.8% compared to the same period of the prior year). Despite an increase in payment for purchase of property, plant and equipment and purchase of intangible and other assets, which was ¥567.8 billion in the same period of the prior year, to ¥702.2 billion, cash used in investing activities decreased compared to the same period of the prior year mainly due to a sale of AT&T Wireless shares that amounted to ¥699.5 billion, and a collection of shareholders loan to Hutchison H3G UK Holdings Limited based on the sale and purchase agreement with Hutchison Whampoa Limited that amounted to ¥39.8 billion. Changes of investments for cash management purpose, which were made to manage a part of our cash efficiently, increased net cash used in investing activities by ¥361.3 billion.

•	Net cash used in financing activities was ¥617.8 billion (up 36.8% compared to the same period of the prior year). We reduced outstanding debt and increased stock buybacks and dividend payments. During the nine months ended December 31, 2004, we repurchased our own stock for ¥53.5 billion in the stock market and ¥332.2 billon through a tender offer.

•	Free cash flows were ¥248.1 billion (down 23.1% compared to the same period of the prior year). Adjusted free cash flows* excluding the effect of bank holidays (approximately ¥ (236.0) billion) and the changes of investments for cash management purpose (¥ (361.3) billion) were ¥845.4 billion.

•	Equity ratio and debt ratio improved compared to the same period of the prior year due to an increase in shareholders’ equity and a decrease in interest bearing liabilities.

<Statements of cash flows>	Billions of yen		Increase (Decrease)
	(UNAUDITED) Nine months ended December 31, 2004	(UNAUDITED) Nine months ended December 31, 2003
Net cash provided by operating activities	¥576.0	¥927.6	(37.9%)
Net cash used in investing activities	(327.9)	(605.2)	—
Net cash used in financing activities	(617.8)	(451.5)	—
Free cash flows	248.1	322.5	(23.1%)
Adjusted free cash flows*	845.4	582.5	45.1%

<Financial measures>	Nine months ended December 31, 2004	Nine months ended December 31, 2003	Increase (Decrease)
Equity ratio	65.0%	58.7%	6.3 points
Debt ratio	19.5%	25.6%	(6.1 points )

Notes:

•	Free cash flows = Cash flows from operating activities + Cash flows from investing activities
•	In past reports, we excluded net payments for short-term loans and deposits from Cash flows from investing activities in determining our free cash flows. In the table above, approximately ¥0.01 billion has been subtracted from the amount of Free cash flows previously reported for the nine months ended December 31, 2003 to reflect the inclusion of payments for short-term loans and deposits.

•	Equity ratio = Shareholders’ equity / Total assets

•	Debt ratio = Interest bearing liabilities / (Shareholders’ equity + Interest bearing liabilities)

*	See the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 16.

“FOMA,” “i-mode,” “mova,” “pake-hodai,” “Quickcast,” “premini,” “prosolid,” “Music PORTER,” “DoPa,” “@FreeD” and “Mzone” are trademarks or registered trademarks of NTT DoCoMo, Inc. Other products or company names shown in this Earnings Release are trademarks or registered trademarks.

Consolidated Financial Statements	January 28, 2005
For the Nine Months Ended December 31, 2004	[U.S. GAAP]

Name of registrant:	NTT DoCoMo, Inc.
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
(URL http://www.nttdocomo.co.jp/)
Representative:	Masao Nakamura, Representative Director, President and Chief Executive Officer
Contact:	Yasujyu Kajimura, Senior Manager, General Affairs Department / TEL +81-3-5156-1111

1. Notes Related to the Preparation of the Consolidated Financial Statements

(1)	Adoption of simplified accounting methods: No
(2)	Difference in the method of accounting recognition from the most recent fiscal year: No
(3)	Change of reporting entities
	Number of consolidated companies added:	50	Number of consolidated companies removed:	0
	Number of companies on equity method added:	2	Number of companies on equity method removed:	32
	Note: Twenty-seven companies which were accounted for using the equity method are consolidated from this period.

2. Consolidated Financial Results for the Nine Months Ended December 31, 2004 (April 1, 2004 - December 31, 2004)

(1)	Consolidated Results of Operations

Amounts are rounded off to the nearest 1 million yen.	(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income before Income Taxes		Net Income
Nine months ended December 31, 2004	3,643,098	(4.8%)	751,350	(10.9%)	1,250,117	49.5%	756,536	53.1%
Nine months ended December 31, 2003	3,828,273	—	842,978	—	835,964	—	494,248	—

Year ended March 31, 2004	5,048,065		1,102,918		1,101,123		650,007

	Basic Earnings per Share	Diluted Earnings per Share
Nine months ended December 31, 2004	15,852.13 (yen)	15,852.13 (yen)
Nine months ended December 31, 2003	9,914.38 (yen)	9,914.38 (yen)

Year ended March 31, 2004	13,099.01 (yen)	13,099.01 (yen)

Notes:	1.	The weighted average number of shares outstanding:	For the nine months ended December 31, 2004:	47,724,565 shares

			For the nine months ended December 31, 2003:	49,851,607 shares

			For the fiscal year ended March 31, 2004:	49,622,595 shares
	2.	Percentages for operating revenues, operating income, income before income taxes and net income in the above tables represent changes compared to corresponding previous period. Since the consolidated financial statements for the nine months ended December 31, 2002 were not prepared, year-on-year comparisons for the nine months ended December 31, 2003 are not available.

(2) Consolidated Financial Position	(Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
December 31, 2004	6,085,032	3,956,093	65.0%	85,098.53 (yen)
December 31, 2003	6,174,412	3,626,392	58.7%	73,960.00 (yen)

March 31, 2004	6,262,266	3,704,695	59.2%	76,234.00 (yen)

Note:	The number of shares outstanding as of December 31, 2004 and 2003, and March 31, 2004 were 46,488,381 shares, 49,031,795 shares and 48,596,364 shares, respectively.

(3) Consolidated Cash Flows	(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
Nine months ended December 31, 2004	575,992	(327,876)	(617,806)	464,428
Nine months ended December 31, 2003	927,645	(605,166)	(451,488)	551,944

Year ended March 31, 2004	1,710,243	(847,309)	(705,856)	838,030

3. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

(Millions of yen)

	Operating Revenues	Income before Income Taxes	Net Income
Year ending March 31, 2005	4,820,000	1,316,000	758,000

(Reference) Expected Earnings per Share: 16,218.12 yen
Notes:	1. There has been no change in our forecasts for the fiscal year ending March 31, 2005 since we announced the forecasts on October 29, 2004.
2. With regard to the above forecasts, please refer to page 17.

*	Consolidated financial statements are unaudited.

<< Consolidated Financial Statements >>

1.	Consolidated Balance Sheets

	Millions of yen
	(UNAUDITED) December 31, 2004	(UNAUDITED) December 31, 2003	Increase (Decrease)		March 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	¥464,428	¥551,944	¥(87,516)	(15.9%)	¥838,030
Short-term investments	361,473	—	361,473	—	—
Accounts receivable, net	857,026	864,277	(7,251)	(0.8)	616,131
Inventories	130,973	149,969	(18,996)	(12.7)	127,269
Deferred tax assets	73,610	79,691	(6,081)	(7.6)	92,662
Prepaid expenses and other current assets	107,612	111,052	(3,440)	(3.1)	111,225

Total current assets	1,995,122	1,756,933	238,189	13.6	1,785,317

Property, plant and equipment:
Wireless telecommunications equipment	4,371,948	4,012,879	359,069	8.9	4,109,818
Buildings and structures	686,004	595,186	90,818	15.3	619,501
Tools, furniture and fixtures	586,053	566,066	19,987	3.5	580,099
Land	195,437	186,488	8,949	4.8	188,717
Construction in progress	136,501	169,806	(33,305)	(19.6)	169,562
Accumulated depreciation	(3,230,683)	(2,869,521)	(361,162)	—	(2,965,192)

Total property, plant and equipment, net	2,745,260	2,660,904	84,356	3.2	2,702,505

Non-current investments and other assets:
Investments in affiliates	69,112	367,032	(297,920)	(81.2)	324,155
Marketable securities and other investments	86,883	31,632	55,251	174.7	62,191
Intangible assets, net	537,144	466,480	70,664	15.1	506,777
Goodwill	133,354	133,354	—	—	133,354
Other assets	162,374	192,269	(29,895)	(15.5)	195,406
Deferred tax assets	355,783	565,808	(210,025)	(37.1)	552,561

Total non-current investments and other assets	1,344,650	1,756,575	(411,925)	(23.5)	1,774,444

Total assets	¥6,085,032	¥6,174,412	¥(89,380)	(1.4%)	¥6,262,266

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥22,524	¥185,475	¥(162,951)	(87.9%)	¥136,642
Accounts payable, trade	639,901	591,461	48,440	8.2	666,838
Accrued payroll	27,759	27,424	335	1.2	43,142
Accrued interest	1,931	2,927	(996)	(34.0)	1,975
Accrued taxes on income	36,979	230,119	(193,140)	(83.9)	318,011
Other current liabilities	138,761	116,291	22,470	19.3	125,030

Total current liabilities	867,855	1,153,697	(285,842)	(24.8)	1,291,638

Long-term liabilities:
Long-term debt	938,386	1,059,320	(120,934)	(11.4)	954,954
Employee benefits	141,888	162,617	(20,729)	(12.7)	133,954
Other long-term liabilities	180,695	172,331	8,364	4.9	176,964

Total long-term liabilities	1,260,969	1,394,268	(133,299)	(9.6)	1,265,872

Total liabilities	2,128,824	2,547,965	(419,141)	(16.5)	2,557,510

Minority interests in consolidated subsidiaries	115	55	60	109.1	61

Shareholders’ equity:
Common stock	949,680	949,680	—	—	949,680
Additional paid-in capital	1,311,013	1,311,029	(16)	(0.0)	1,311,013
Retained earnings	2,420,750	1,603,789	816,961	50.9	1,759,548
Accumulated other comprehensive income	57,259	58,795	(1,536)	(2.6)	81,355
Treasury stock, at cost	(782,609)	(296,901)	(485,708)	—	(396,901)

Total shareholders’ equity	3,956,093	3,626,392	329,701	9.1	3,704,695

Total liabilities and shareholders’ equity	¥6,085,032	¥6,174,412	¥(89,380)	(1.4%)	¥6,262,266

2.	Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	(UNAUDITED) Nine months ended December 31, 2004	(UNAUDITED) Nine months ended December 31, 2003	Increase (Decrease)		Year ended March 31, 2004
Operating revenues:
Wireless services	¥3,234,469	¥3,386,194	¥(151,725)	(4.5%)	¥4,487,912
Equipment sales	408,629	442,079	(33,450)	(7.6)	560,153
Total operating revenues	3,643,098	3,828,273	(185,175)	(4.8)	5,048,065

Operating expenses:
Cost of services (exclusive of items shown separately below)	531,069	524,769	6,300	1.2	712,571
Cost of equipment sold (exclusive of items shown separately below)	821,263	874,036	(52,773)	(6.0)	1,094,332
Depreciation and amortization	528,815	533,460	(4,645)	(0.9)	720,997
Selling, general, and administrative	1,010,601	1,053,030	(42,429)	(4.0)	1,417,247
Total operating expenses	2,891,748	2,985,295	(93,547)	(3.1)	3,945,147

Operating income	751,350	842,978	(91,628)	(10.9)	1,102,918

Other (income) expense:
Interest expense	6,098	11,118	(5,020)	(45.2)	13,216
Interest income	(989)	(1,267)	278	—	(1,917)
Gain on sale of affiliate shares	(501,781)	—	(501,781)	—	—
Other, net	(2,095)	(2,837)	742	—	(9,504)
Total other (income) expense	(498,767)	7,014	(505,781)	—	1,795

Income before income taxes	1,250,117	835,964	414,153	49.5	1,101,123

Income taxes	493,378	338,034	155,344	46.0	429,116
Equity in net losses of affiliates	(149)	(3,645)	3,496	—	(21,960)
Minority interests in earnings of consolidated subsidiaries	(54)	(37)	(17)	—	(40)

Net Income	¥756,536	¥494,248	¥262,288	53.1%	¥650,007

Other comprehensive income (loss):
Unrealized gains on available-for-sale securities	6,836	7,864	(1,028)	(13.1)	12,238
Revaluation of financial instruments	(154)	(23)	(131)	—	(13)
Foreign currency translation adjustment	(30,689)	(14,099)	(16,590)	—	(9,862)
Minimum pension liability adjustment	(89)	2,116	(2,205)	—	16,055

Comprehensive income	¥732,440	¥490,106	¥242,334	49.4%	¥668,425

PER SHARE DATA
Weighted average common shares outstanding – basic and diluted (shares)	47,724,565	49,851,607	(2,127,042)	(4.3)	49,622,595

Basic and diluted earnings per share (Yen)	¥15,852.13	¥9,914.38	¥5,937.75	59.9%	¥13,099.01

3.	Consolidated Statements of Shareholders’ Equity

	Millions of yen
	(UNAUDITED) Nine months ended December 31, 2004	(UNAUDITED) Nine months ended December 31, 2003	Increase (Decrease)		Year ended March 31, 2004
Common stock:
At beginning of period	¥949,680	¥949,680	¥—	—%	¥949,680

At end of period	949,680	949,680	—	—	949,680

Additional paid-in capital:
At beginning of period	1,311,013	1,306,128	4,885	0.4	1,306,128
Share exchanges	—	(14)	14	—	(14)
Increase in additional paid-in capital of an affiliate	—	4,915	(4,915)	—	4,899

At end of period	1,311,013	1,311,029	(16)	(0.0)	1,311,013

Retained earnings:
At beginning of period	1,759,548	1,159,354	600,194	51.8	1,159,354
Cash dividends	(95,334)	(49,813)	(45,521)	—	(49,813)
Net income	756,536	494,248	262,288	53.1	650,007

At end of period	2,420,750	1,603,789	816,961	50.9	1,759,548

Accumulated other comprehensive income:
At beginning of period	81,355	62,937	18,418	29.3	62,937
Unrealized gains on available-for-sale securities	6,836	7,864	(1,028)	(13.1)	12,238
Revaluation of financial instruments	(154)	(23)	(131)	—	(13)
Foreign currency translation adjustment	(30,689)	(14,099)	(16,590)	—	(9,862)
Minimum pension liability adjustment	(89)	2,116	(2,205)	—	16,055

At end of period	57,259	58,795	(1,536)	(2.6)	81,355

Treasury stock, at cost:
At beginning of period	(396,901)	(2,585)	(394,316)	—	(2,585)
Purchase of treasury stock	(385,708)	(294,903)	(90,805)	—	(394,903)
Share exchanges	—	587	(587)	—	587

At end of period	(782,609)	(296,901)	(485,708)	—	(396,901)

Total shareholders’ equity	¥3,956,093	¥3,626,392	¥329,701	9.1%	¥3,704,695

4.	Consolidated Statements of Cash Flows

	Millions of yen
	(UNAUDITED) Nine months ended December 31, 2004	(UNAUDITED) Nine months ended December 31, 2003	Year ended March 31, 2004
I Cash flows from operating activities:
1. Net income	¥756,536	¥494,248	¥650,007
2. Adjustments to reconcile net income to net cash provided by operating activities—
(1) Depreciation and amortization	528,815	533,460	720,997
(2) Deferred taxes	232,975	(17,843)	(12,539)
(3) Loss on sale or disposal of property, plant and equipment	23,790	21,142	35,005
(4) Gain on sale of affiliate shares	(501,781)	—	—
(5) Equity in net losses of affiliates	2,280	3,645	17,433
(6) Minority interests in earnings of consolidated subsidiaries	54	37	40
(7) Changes in current assets and liabilities:
(Increase) decrease in accounts receivable, trade	(237,885)	(248,016)	(90)
(Decrease) increase in allowance for doubtful accounts	(3,010)	1,238	1,458
Increase in inventories	(3,704)	(82,654)	(59,954)
Decrease in tax refunds receivable	—	106,308	106,308
Increase (decrease) in accounts payable, trade	45,272	(6,158)	19,577
(Decrease) increase in other current liabilities	(2,066)	19,467	28,866
(Decrease) increase in accrued taxes on income	(281,032)	98,274	186,166
Increase (decrease) in liability for employee benefits	7,934	12,917	(15,746)
Other, net	7,814	(8,420)	32,715

Net cash provided by operating activities	575,992	927,645	1,710,243

II Cash flows from investing activities:
1. Purchases of property, plant and equipment	(527,866)	(463,544)	(625,284)
2. Purchases of intangible and other assets	(174,329)	(104,276)	(177,645)
3. Purchases of non-current investments	(22,871)	(4,297)	(12,787)
4. Proceeds from sale of non-current investments	725,905	879	2,261
5. Loan advances	(330)	(38,307)	(38,307)
6. Collection of loan advances	39,904	55	55
7. Purchases of short-term investments	(361,297)	—	—
8. Other, net	(6,992)	4,324	4,398

Net cash used in investing activities	(327,876)	(605,166)	(847,309)

III Cash flows from financing activities:
1. Repayment of long-term debt	(133,317)	(92,653)	(245,411)
2. Principal payments under capital lease obligations	(3,446)	(4,106)	(5,716)
3. Payments to acquire treasury stock	(385,708)	(294,903)	(394,903)
4. Dividends paid	(95,334)	(49,813)	(49,813)
5. Proceeds from short-term borrowings	87,500	151,300	155,300
6. Repayment of short-term borrowings	(87,500)	(161,300)	(165,300)
7. Other, net	(1)	(13)	(13)

Net cash used in financing activities	(617,806)	(451,488)	(705,856)

IV Effect of exchange rate changes on cash and cash equivalents	(3,912)	2	1

V Net (decrease) increase in cash and cash equivalents	(373,602)	(129,007)	157,079
VI Cash and cash equivalents at beginning of period	838,030	680,951	680,951

VII Cash and cash equivalents at end of period	¥464,428	¥551,944	¥838,030

Supplemental disclosures of cash flow information:
Cash received during the period for:
Tax refunds	¥7	¥107,200	¥107,200
Cash paid during the period for:
Interest	7,619	12,058	16,384
Income taxes	540,173	259,883	259,883
Non-cash investing and financing activities:
Acquisition of shares from sale of an investment	16,711	—	—

Notes to Consolidated Financial Statements

The accompanying unaudited consolidated financial information of NTT DoCoMo, Inc. and its subsidiaries (collectively “DoCoMo”) has been prepared in accordance with accounting principles generally accepted in the United States of America.

The following is explanation regarding the adoption of a new accounting standard in the nine months ended December 31, 2004.

Adoption of a new accounting standard

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

Effective April 1, 2004, DoCoMo adopted Statement of Financial Accounting Standards (“SFAS”) No.150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No.150 requires that certain financial instruments with characteristics of both liabilities and equity, which under previous guidance could be classified as equity, be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No.150 requires disclosure regarding the terms of those instruments and settlement alternatives. The adoption of SFAS No.150 did not have any impact on DoCoMo’s results of operations and financial position.

Operation Data for 3rd Quarter of 2004

(APPENDIX 1)	January 28, 2005 NTT DoCoMo, Inc.

		[Ref.] Fiscal 2003 ending March 31, 2004 (full year results)	Nine months ended December 31, 2004 (from April to December, 2004)	[Ref.] 1st Quarter of 2004 (from April to June, 2004)	[Ref.] 2nd Quarter of 2004 (from July to September, 2004)	3rd Quarter of 2004 (from October to December, 2004)
Cellular
Subscribers	thousands	46,328	47,914	46,834	47,363	47,914
FOMA	thousands	3,045	8,499	4,583	6,488	8,499
mova	thousands	43,283	39,415	42,250	40,875	39,415
DoPa Single Service	thousands	401	516	426	476	516
i-shot compatible	thousands	24,272	26,306	25,681	26,359	26,306
Market share (1)(2)%		56.6	56.1	56.3	56.2	56.1
Net Increase from previous period (2)	thousands	2,180	1,586	505	529	552
FOMA	thousands	2,715	5,454	1,538	1,904	2,012
Aggregate ARPU (FOMA + mova) (3)	yen/month/contract	7,890	7,300	7,400	7,340	7,170
Voice ARPU (4)	yen/month/contract	5,920	5,410	5,450	5,440	5,350
Packet ARPU	yen/month/contract	1,970	1,890	1,950	1,900	1,820
i-mode ARPU	yen/month/contract	1,970	1,880	1,940	1,890	1,810
ARPU generated purely from i-mode (FOMA + mova) (3)	yen/month/contract	2,240	2,090	2,170	2,100	2,000
Aggregate ARPU (FOMA)	yen/month/contract	10,280	9,860	10,240	9,890	9,650
Voice ARPU (4)	yen/month/contract	6,900	6,540	6,580	6,610	6,460
Packet ARPU	yen/month/contract	3,380	3,320	3,660	3,280	3,190
i-mode ARPU	yen/month/contract	3,240	3,280	3,590	3,230	3,150
ARPU generated purely from i-mode (FOMA)	yen/month/contract	3,330	3,320	3,640	3,270	3,190
Aggregate ARPU (mova) (3)	yen/month/contract	7,830	6,950	7,150	6,990	6,710
Voice ARPU (4)	yen/month/contract	5,890	5,260	5,350	5,280	5,150
i-mode ARPU	yen/month/contract	1,940	1,690	1,800	1,710	1,560
ARPU generated purely from i-mode (mova) (3)	yen/month/contract	2,200	1,900	2,020	1,920	1,760
MOU (FOMA + mova) (3)(5)	minute/month/contract	159	153	152	155	153
MOU (FOMA) (5)	minute/month/contract	219	234	230	239	234
MOU (mova) (3)(5)	minute/month/contract	158	142	145	143	138
Churn Rate (2)%		1.21	1.03	1.06	1.08	0.95
i-mode
Subscribers	thousands	41,077	43,027	41,723	42,362	43,027
FOMA	thousands	2,997	8,403	4,526	6,414	8,403
i-appli™ compatible (6)	thousands	23,416	28,130	25,009	26,731	28,130
i-mode Subscription Rate (2)%		88.7	89.8	89.1	89.4	89.8
Net Increase from previous period	thousands	3,319	1,950	646	638	666
i-Menu Sites(FOMA)	sites	3,930	4,622	4,181	4,444	4,622
i-Menu Sites(mova)	sites	4,144	4,482	4,245	4,381	4,482
Access Percentage by Content Category
Ringing tone/Screen	%	35	31	32	31	30
Game/Horoscope	%	18	21	18	21	23
Entertainment Information	%	23	24	25	23	24
Information	%	13	13	13	14	12
Database	%	5	4	4	4	4
Transaction	%	6	7	8	7	7
Independent Sites (7)	sites	74,605	81,970	77,550	79,583	81,970
Percentage of Packets Transmitted
Web	%	87	93	91	93	95
Mail	%	13	7	9	7	5
PHS
Subscribers	thousands	1,592	1,392	1,537	1,460	1,392
Market Share (1)%		31.0	29.6	30.6	30.4	29.6
Net Increase from previous period	thousands	-96	-200	-55	-77	-68
ARPU (4)	yen/month/contract	3,430	3,360	3,330	3,370	3,370
MOU (5)(8)	minute/month/contract	100	83	85	82	81
Data Transmission Rate (time) (8)(9)%		76.4	74.4	74.1	74.3	74.8
Churn Rate	%	3.49	3.23	3.38	3.23	3.08
Others
Prepaid Subscribers (10)	thousands	97	81	93	88	81

*	No. of DoPa Single Service subscribers has been included in the number of mova subscribers beginning with the results for the first six months of the fiscal year ending Mar. 31, 2005 in order to conform the definition of subscribers with other mobile operators in Japan.

[Notes associated with the above-mentioned change]

•	Market share, net increase from previous period and churn rate data are all calculated inclusive of DoPa Single Service subscribers.

•	Relevant items in the full-year results for the fiscal year ended Mar. 31, 2004 and the first quarter results for the fiscal year ending Mar. 31, 2005 have been modified by adding DoPa Single Service Subscribers to the numbers anounced in the earnings release for the first quarter of the fiscal year ending Mar. 31, 2005.

•	ARPU and MOU data are calculated without including DoPa Single Service subscribers and DoPa Single Service-related revenues.

•	Please refer to the attached sheet (P.15 APPENDIX 2) for an explanation of the methods used to calculate ARPU, and the number of active subscribers used in calculating ARPU, MOU and Churn Rate.

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association

(2)	DoPa Single Service subscribers are included in the calculation.

(3)	Calculation does not include DoPa Single Service-related revenues and DoPa Single Service Subscribers.

(4)	Inclusive of circuit-switched data communications

(5)	MOU (Minutes of Usage) : Average communication time per one month per one user

(6)	Sum of FOMA handsets and mova handsets

(7)	Data on independent sites are from OH!NEW? by Digital Street inc.

(8)	Not inclusive of data communication time via @FreeD service

(9)	Percentage of data traffic to total outbound call time

(10)	Included in total cellular subscribers

14

(APPENDIX 2)

ARPU Calculation Methods

1. ARPU (Average monthly revenue per unit)*1

i)	ARPU (FOMA + mova)

Aggregate ARPU (FOMA+mova)=Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

Voice ARPU (FOMA+mova) : Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

Packet ARPU (FOMA+mova) : {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges)+ i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)}/ No. of active cellular phone subscribers (FOMA+mova)

i-mode ARPU (FOMA+mova) *2 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

ARPU generated purely from i-mode (FOMA+mova) *3 : i-mode ARPU (FOMA+mova) Related Revenues

(monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA+mova)

ii)	ARPU (FOMA)

Aggregate ARPU (FOMA)=Voice ARPU (FOMA) + Packet ARPU (FOMA)

Voice ARPU (FOMA) : Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) /

No. of active cellular phone subscribers (FOMA)

Packet ARPU (FOMA) : Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

i-mode ARPU*2 (FOMA) : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

ARPU generated purely from i-mode (FOMA) *3 : i-mode ARPU (FOMA) Related Revenues (monthly charges,

packet transmission charges) / No. of active i-mode subscribers (FOMA)

iii)	ARPU (mova)

Aggregate ARPU (mova)=Voice ARPU (mova) + i-mode ARPU (mova)

Voice ARPU (mova) : Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) /

No. of active cellular phone subscribers (mova)

i-mode ARPU (mova) *2 : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)

/ No. of active cellular phone subscribers (mova)

ARPU generated purely from i-mode (mova) *3 : i-mode ARPU (mova) Related Revenues (monthly charges,

packet transmission charges) / No. of active i-mode subscribers (mova)

iv)	ARPU (PHS)

ARPU (PHS) : ARPU (PHS) Related Revenues (monthly charges, voice transmission charges) / No. of active PHS subscribers

2. Active Subscribers Calculation Methods*1

No. of active subscribers used in ARPU/MOU/Churn Rate calculations are sum of No. of active subscribers*4 for each month.

*1	DoPa single service subscribers and the revenues thereof are not included in the ARPU and MOU calculations.

*2	The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of cellular subscribers to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

*3	ARPU generated purely from i-mode (FOMA+mova, FOMA, mova) is calculated using only the number of active i-mode subscribers as a denominator.

*4	active subscribers = (No. of subscribers at the end of previous month + No. of subscribers at the end of current month) / 2

15

(APPENDIX 3)

Reconciliations of the Disclosed Non-GAAP Financial Measures to

the Most Directly Comparable GAAP Financial Measures

1. EBITDA margin

	Billions of yen
	Nine months ended December 31, 2004	Nine months ended December 31, 2003
a. EBITDA	¥1,304.0	¥1,397.6

Depreciation and amortization	(528.8)	(533.5)
Losses on sale or disposal of property, plant and equipment	(23.8)	(21.1)

Operating income	751.4	843.0

Other income (expenses), net	498.8	(7.0)
Income taxes	(493.4)	(338.0)
Equity in net losses of affiliates	(0.1)	(3.6)
Minority interests in earnings of consolidated subsidiaries	(0.1)	(0.0)

b. Net income	756.5	494.2

c. Total operating revenues	3,643.1	3,828.3

EBITDA margin (=a/c)	35.8%	36.5%
Net income margin (=b/c)	20.8%	12.9%

Note: EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2. Adjusted free cash flows
	Billions of yen
	Nine months ended December 31, 2004	Nine months ended December 31, 2003
Adjusted free cash flows	¥845.4	¥582.5

Irregular factors (1)	(236.0)	(260.0)
Changes of investments for cash management purpose (2)	(361.3)	—

Free cash flows	248.1	322.5

Cash flows from investing activities	(327.9)	(605.2)
Cash flows from operating activities	576.0	927.6

Notes:	(1) Irregular factors represent the effects of uncollected revenues due to bank holidays at the end of the nine months ended December 31, 2003 and 2004.

(2)      Changes of investments for cash management purpose were derived from purchases, redemption at maturity and sales of financial instruments held for cash management purpose with original maturities of longer than three months.

3. Capital expenditures
	Billions of yen
	Nine months ended December 31, 2004	Nine months ended December 31, 2003
Capital expenditures	¥633.1	¥521.9

Effects of timing differences between acquisition dates and payment dates	69.1	45.9

Purchases of property, plant and equipment	(527.9)	(463.5)
Purchases of intangible and other assets	(174.3)	(104.3)

Note: Capital expenditures are calculated on an accrual basis for the purchases of property, plant and equipment, and intangible and other assets.

16

Special Note Regarding Forward-Looking Statements

This Earnings Release contains forward-looking statements such as forecasts of results of operations, policies, management strategies, objectives, plans, recognition and evaluation of facts, expected number of subscribers, financial results and prospects of dividend payments. All forward-looking statements that are not historical facts are based on management’s current expectations, assumptions, estimates, projections, plans, recognition and evaluations based on the information currently available. The projected numbers in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been acknowledged accurately. These forward-looking statements are subject to various risks and uncertainties. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in or suggested by any forward-looking statement. DoCoMo cannot promise that its assumptions, expectations, projections, anticipated estimates or other information expressed in these forward-looking statements will turn out to be correct. Potential risks and uncertainties include, without limitation, the following:

•	Measures intended for the creation of new services, usage patterns and third-generation (3G) mobile communications services may not be as successfully implemented as planned.

•	The introduction or change of various laws or regulations that affect us or our competitive environment could have an adverse effect on our financial condition and results of operations.

•	The introduction of number portability in Japan may increase our expenses, and may lead to a decrease in our number of subscribers if our subscribers choose to switch to other cellular service providers.

•	Increasing competition from other cellular services providers or other technologies, or rapid changes in market trends, could have an adverse effect on our financial condition and results of operations.

•	Our acquisition of new subscribers, retention of existing subscribers and revenue per unit may not be as high as we expect.

•	Subscribers may experience reduced quality of services because we have only a limited amount of spectrum and facilities available for our services.

•	The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

•	Our international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

•	As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects, or missing of handsets or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

•	Our future strategy for our PHS business, which operates at a loss, could further adversely affect our financial condition and results of operations.

•	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

•	Inadequate handling of subscriber information by our corporate group or contractors may adversely affect our credibility or corporate image.

•	Our parent, NTT, could exercise influence that may not be in the interests of our other shareholders.

•	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

•	System failures caused by earthquakes, power shortages or software and hardware malfunctions may adversely affect our financial condition and results of operations.

•	Computer viruses and cyber attacks may harm our network systems and other communication systems using cellular phones.

•	Volatility and changes in the economic conditions and securities market in Japan and other countries may have an adverse effect on our financial condition and results of operations.

17

Forward-Looking Statements

The forecasts presented herein are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Act of 1934. Statements made in this presentation with respect to DoCoMo’s plans, objectives, projected financials, operational figures, beliefs and other statements that are not historical facts are forward-looking statements about the future performance of DoCoMo which are based on management’s expectations, assumptions, estimates, projections and beliefs in light of information currently available to it. These forward-looking statements, such as statements regarding the introduction of new products and services or termination or suspension of existing services, financial and operational forecasts, dividend payments, the growth of the Japanese cellular market and the ubiquitous services market, the growth of data usage, the growth of DoCoMo’s cellular phone business, the migration of users to DoCoMo’s 3G services and associated improvements in 3G services, improvements in 3G and 2G coverage area, and management goals are subject to various risks and uncertainties that could cause actual results to be materially different from and worse than as described in the forward-looking statements. Potential risks and uncertainties include, without limitation, our 3G services, including our new value-added services may not develop as planned; the introduction or change of various laws or regulations that affect us or our competitive environment could have an adverse effect on our financial condition and results of operations; the introduction of number portability in Japan may increase our expenses and may lead to a decrease in our number of subscribers if our subscribers choose to switch to other cellular service providers; increasing competition from other cellular services providers or other technologies, or rapid changes in market trends, could have an adverse effect on our financial condition and results of operations; our acquisition of new subscribers, retention of existing subscribers and revenue per unit may not be as high as we expect; subscribers may experience reduced quality of services because we have only a limited amount of spectrum and facilities available for our services; the W-CDMA technology that we use for our 3G system may not be introduced by other operators, which could limit our ability to offer international services to our subscribers; our international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect; our future strategy for our PHS business, which operates at a loss, could further adversely affect our financial condition and results of operations; social problems, such as unsolicited bulk e-mail, which are caused by misuse or misunderstanding of our products and services may increase our expenses or adversely affect our credibility and corporate image; our parent, NTT, could exercise influence that may not be in the interests of our other shareholders; concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations; system failures due to earthquakes, power outages or malfunctioning software or equipment may adversely affect our financial condition and results of operations; Computer viruses, cyber attacks or other sabotage may harm our network systems and other communication systems using cellular phones; and volatility and changes in the economic conditions and securities market in Japan and other countries may have an adverse effect on our financial condition and results of operations. Further information about the factors that could affect the company’s results is included in “Item 3.D: Risk Factors” of its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 28, 2004, which is available in the investor relations section of the company’s web page at www.nttdocomo.com and also at the SEC’s web site at www.sec.gov.

1

FY2004 Third Quarter Results

Highlights and Market Trends

FY2004 3Q Financial Results Highlights (US GAAP)

■	Consolidated financial statements in this document are unaudited.

*1:	For an explanation of these numbers, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 36 and the IR page of our website, www.nttdocomo.co.jp.

*2:	Exclusive of impact of bank holiday (approximately 236 billion yen) and variance resulting from fund management (approximately 361.3 billion yen).

3

Historical Growth of Japan’s Cellular Phone Market

•	While the no. of net additional subscribers in the entire cellular phone market decreased 15.4% year-on-year during the 3rd quarter of the fiscal year ending Mar. 31, 2005, DoCoMo was able to acquire comparable number of net adds as the same period of the last fiscal year.

•	The percentage of i-mode subscribers to our total cellular subscribers grew to 89.8% as of December 31, 2004.

4

FOMA Subscriber Growth

•	DoCoMo acquired the largest number of net additional 3G subscribers during the first nine months (Apr.-Dec.) of FY2004.

•	Total number of FOMA subscribers topped 9 million in Jan. 20, 2004.

•	FOMA’s subscriber base as of Mar. 31, 2005 is projected to reach 10.8 million.

5

Recent Developments

Pricing Measures

“Power Up” Family Discount    Two-Month CarryOver

First cellular operator in Japan to apply “two-month carry-over” to “Family Discount” users, enabling family members to share unused minutes for up to two months. (start from Feb. 2005)

■	Subscription rate of Family Discount increased after introducing free email between family members, etc.

pake-hodai    Packet Flat-Rate Service    Approx. 2 mil subs (As of Dec. 31, 2004)

■	Percentage of new subscribers (including internal churn and re-subscription of existing users) to total flat-rate subscribers has grown from Sept. 2004

■	Number and percentage of users subscribing to “Plan 67” or more expensive rate plans have been rising

FOMA Packet Pack Discount

■	Subscription rate of “Packet Pack” remains high despite growth in the number of FOMA subscribers.

7

Enriched Handset Lineup (1): FOMA 901i Series

Models already released (As of Jan. 28, 05)
Models scheduled for release in the future.

No. of units sold (models SH901iC & F901iC cumulative)

Approx. 200,000 (As of Dec. 31, 2004)

The basic features of FOMA 901i handsets have been upgraded!

3D sound X 3D graphics

Realistic audio-visual effects when using i-appli

Expanded file size

Larger file size to store ring tones, “chaku-motion” video clips and i-mode mail attachment files

Enhanced multimedia capability

Notifies incoming mail with “Chaku-motion” video clips, upgraded Flash™ functionality

Enhanced Security

Security scan (anti-virus function), FeliCa remote lock

Convenient features

Menu screen (customized icons), Mail (chat mail), Installed music player in all models

♦	“FeliCa” is a registered trademark of Sony Corporation

♦	“Flash” is a trademark or registered trademark of Macromedia, Inc.

8

Enriched Handset Lineup (2): Dual-mode FOMA+W-LAN handset

■	Dual-mode FOMA+Wireless LAN (IP cordless extension) handsets allow businesses to create a complete IP-based corporate communication network.

■	Provides seamless voice and data access from both inside and outside office.

♦	A system including “N900iL” handsets: “PASSAGE DUPLE”

9

Enriched Handset Lineup (3): Development plans

■	Aim to accelerate uptake of FOMA through the release of “700i series” handsets

■	Cost reduction through procurement of foreign vendors’ handsets, etc.

■	Enhancement of mova niche-model handsets lineup

10

FOMA Coverage Expansion

■	Steadily expanded FOMA coverage, both indoors and outdoors.

Outdoor population coverage reached 99.9%.

■	Aggressively rolled out IMCS indoor systems in FY2004.

- FY2003: 150 → 1,670 systems (Up 1,520)	FY2004 (planned): 1,670 → 3,800 systems (Up 2,130)
- FY2004 1H: 1,670 → 2,300 systems (Up 630)	FY2004 2H (planned): 2,300 → 3,800 systems (Up 1,500)

11

Reduction of Churn Rate

■	Churn rate for FY2004/3Q dropped to 0.95%, our record low, as a result of implementing various measures.

■	Acquired favorable no. of net additions and market share in FY2004/3Q.

♦	Churn rate data are calculated inclusive of DoPa Single service subscribers (For details, see Slide 31).

12

Actions for New Value Creation

Expand Audio-Visual Traffic

Linkage with Brick-and-Mortar Businesses (1): Mobile Wallet Service

No. of i-mode FeliCa compatible handsets (cumulative)

Approx. 1.3 million (As of Dec. 31, 2004)

No. of shops where service is available

Approx. 13,000 (As of Dec. 31, 2004)

Linkage with Brick-and-Mortar Businesses (1): Mobile Wallet Service

No. of compatible handsets (Cumulative)

Approx. 17 million (As of Dec. 31, 2004)

- A case in which introduction of QR code lead to positive results

- Online shopping service

(Linked with magazines)

- Case 1 - “Oto-Puri Postcard” by Fuji Photo Film, Co.

By reading the QR code printed on a new-year card and other postcards, the receiver can retrieve additional messages in sound or video.

-	The service can be provided only through a DoCoMo handset equipped with a QR code reader function.

-	Video messages can be provided only through FOMA 90X series handsets

- Case 2 - “TVJapan” by Tokyo News Service, Ltd.

Users can access latest TV program information, which had not been fixed when the magazine was published, by reading the QR code posted in the magazine’s program table.

♦	“QR code” is a registered trademark of Denso Wave, Inc.

Promote Global Business (1): Roaming Service

Voice roaming destinations (As of Jan. 28, 2005)

118 countries/regions

New Services Launched

■	Released FOMA “N900iG” dual-band (W-CDMA/GSM) handset for international roaming (Dec. 25, 2004)

■	“i-mode” packet roaming service (26 destinations), and videophone roaming service with Hong Kong, UK, etc. (Dec. 25, 2004)

■	Started “FOMA International Roaming-in Service” for inbound roamers to Japan (May 1, 2004)

Enhanced convenience of handset rental service

■	Opened rental counters in Narita Terminal 2 and Kansai International Airport (Apr. 1, 2004)

■	Reduced handset rental charges (effective Jun. 1, 04)

■	Free-of-charge handset rental to “DoCoMo Premier Club” members (Sept. 1, 2004-Mar. 31, 2005)

Promote Global Business (2): Overseas i-mode

■	Aggregate subscriber base of all i-mode partner operators exceeded 170 million.

Total no. of markets where i-mode is deployed (incl. Japan) : 21 countries/regions *

*inclusive of planned launch in 11 destinations

-	Concluded i-mode license agreement with mmO2 of UK (Nov. 2004)
-	Concluded i-mode license agreement with MTS of Russia (Dec. 2004)

■	Functional enhancement and increased variety of overseas i-mode handsets

-	i-mode handsets equipped with “3D, standby i-appli” function (Released in Dec. 2004)
-	Entry of prominent foreign handset vendors: Samsung (Sept. 2004), LG (Nov. 2004), etc.

Boost Traffic by Stimulating Usage

■	User base of “Melody Call” service exceeded 2 million (Dec. 17, 2004)

Enhanced service quality e.g., by extending music length to up to 45 seconds, etc.

■	Launched a new push-type information delivery service “Tokudane News-Bin” on i-mode

(started receiving applications from Oct. 12, 2004)

■	Enriched “i-appli” titles, e.g., network games, etc.

■	Commenced a new service combining Nissan Motor’s “CARWINGS” telematics service, and DoCoMo’s i-mode/cellular phone service. (Oct. 5, 2004)

♦	“CARWINGS” is registered trademark of Nissan Motor Co., Ltd.

Cost Reduction

Lower handset procurement cost

■	Release of “70X series” handsets

■	Cost reduction through procurement of foreign vendors’ handsets

■	Cut costs by separating accessory sales

Reduce distributor commissions

■	Cut commissions in proportion to reduction of procurement costs

■	Effective use of commissions targeted at specific segments

Network Costs Reduction

■	FOMA coverage expansion using less expensive equipment such as compact BTS, remote optical TRX extension and FOMA booster unit, etc.

Cut general non-personnel expenses

■	Further improve efficiency of business processes

Review loss-making businesses

■	Stopped accepting new subscribers for QUICKCAST service (Effective Jun. 30, 2004)

■	Stopped accepting new subscribers for City Phone service (Effective Sept. 30, 2004)

Activities Planned for Next Fiscal Year and Beyond

Activities Planned for Next Fiscal Year and Beyond

■	Preparation for Introduction of Mobile Number Portability

•	Brand development by placing “customers” in the center of activities at all levels of the Company

→	Establish a solid brand image through improvement of rate plans, handsets, after-sales support and network quality

■	Activities aimed at propelling future growth

•	Work continuously to boost audio-visual traffic

•	Work continuously to establish a new, traffic-independent business model linking mobile services with brick-and-mortar businesses

•	Steadfast expansion of international roaming, overseas i-mode and other global services

•	Work continuously to increase traffic volume by stimulating usage through the provision of diverse services and contents

•	Work continuously to cut equipment procurement and other costs

Return to Shareholders

Return to Shareholders

Dividend and repurchase of own shares

Shareholders return ratio* in FY2003: 72%

*Shareholders return ratio: (Dividend + Repurchase of own shares)/Net income

Dividend		Repurchase of Own Shares

■	Annual dividend for FY2003: 1,500 yen/share	■	Previous Term:

	(Inclusive of commemorative dividend of 500 yen/share. Total dividend payment: 73.3 billion yen)		Repurchased 1.62 million shares (65%) of the possible 2.5 million shares authorized at the 12th ordinary meeting of shareholders on Jun. 19, 2003. Aggregate price of the shares repurchased was 403.3 billion yen (or 67% of the authorized budget of 600 billion yen).

■	Annual dividend planned for FY2004: 2,000 yen/share (Total dividend payment is estimated at approx. 93 billion yen)	■	(Shares repurchased by Mar. 31, 2004: 1.58 million shares worth 394.9 billion yen) Current Term:

Repurchased 2.06 million shares (83%) by Dec. 31, 2004 of the possible 2.5 million shares authorized at the 13th ordinary meeting of shareholders on Jun. 18, 2004. Aggregate price of the shares repurchased was 377.3 billion yen (or 63% of the authorized budget of 600 billion yen).

		■	Treasury Shares:

Limit treasury shares to approx. 5% of total outstanding shares, and any shares kept in excess will in principle be canceled once every year (around end of fiscal year)

FY2004 Third Quarter Results

Detailed Analysis

Operating Revenues (US GAAP)

■	Track record in the first 9 months of FY2004

•	Operating revenues dropped 4.8% year-on-year to 3,643.1 billion yen as a result of introducing various discount packages.

■	Progress to full-year forecast

•	Achieved 75.6% of the full-year operating revenues target of 4,820 billion yen.

FOMA ARPU/MOU

■	FY2004 3rd quarter track record

•	FOMA ARPU dropped by 620 yen year-on-year to 9,650 yen, but FOMA MOU increased by 7 minutes to 234 minutes.

■	MOU(Minutes of usage) : Average communication time per one month per one user.

■	Average monthly revenue per unit, or ARPU, is used to measure average monthly revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues, such as monthly charges, voice transmission charges and packet transmission charges from designated services, by the number of active subscribers to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures calculated in the above way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our US GAAP results of operations. This definition applies to all ARPU figures hereinafter.

■	Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA)

■	Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges and voice transmission charges) / No. of active cellular phone subscribers (FOMA)

■	Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges and packet transmission charges) / No. of active cellular phone subscribers (FOMA)

■	i-mode ARPU (FOMA): i-mode ARPU (FOMA) Related Revenues (monthly charges and packet transmission charges) / No. of active cellular phone subscribers (FOMA)

♦	No. of active subscribers used in ARPU (FOMA) and MOU (FOMA) calculations are as follows;

■	FOMA quarterly: sum of “No. of active subs. in each month” of the current quarter

■	FOMA full year: sum of “No. of active subs. in each month” of current fiscal year.

*	“No. of active subs. in each month” : (No. of subs. at end of previous month + no. of subs. at end of current month) / 2

Cellular Phone(FOMA+mova)ARPU/MOU

■	FY2004 3rd quarter track record

•	Aggregate ARPU (FOMA+mova) was 7,170 yen, down 650 yen year-on-year, and aggregate MOU declined 7 minutes to 153 minutes.

■	DoPa Single Service subscribers are not included in the above calculation of ARPU, MOU, revenues and no. of subscribers.

■	MOU (Minutes of usage) : Average communication time per one month per one user.

■	For an explanation of Average Revenue Per Unit (ARPU), see footnote on page 27 of this presentation.

■	Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

■	Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (monthly charges and voice transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

■	Packet ARPU (FOMA+mova): Packet ARPU (FOMA+mova) Related Revenues (monthly charges and packet transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

■	i-mode ARPU (FOMA+mova): i-mode ARPU (FOMA+mova) Related Revenues (monthly charges and packet transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

♦	No. of active subscribers used in ARPU (FOMA+mova) and MOU (FOMA+mova) calculations are as follows;

■	Cellular Phone quarterly: sum of “No. of active subs. in each month” of the current quarter

■	Cellular Phone full year: sum of “No. of active subs. in each month” of current fiscal year.

*	“No. of active subs. in each month” : (No. of subs. at end of previous month + no. of subs. at end of current month) / 2

Operating Expenses (US GAAP)

■	Track record for the first 9 months of FY2004

•	Operating expenses dropped 3.1% year-on-year to 2,891.7 billion yen due to decline in revenue-linked expenses resulting from smaller replacement demand.

■	Progress to full-year forecast

•	Spent 72.5% of the annual operating expenses budget of 3,990 billion yen.

*	Revenue-linked expenses = cost of equipment sold + distributor commissions + cost of DoCoMo Point Service

Capital Expenditures*

■	Track record in the first 9 months of FY2004

•	Increased 21.3% compared to the same period of last fiscal year due to expansion of FOMA coverage and capacity build-up to accommodate growth in demand.

■	Progress to full-year forecast

•	Spent 74% of the full-year CAPEX forecast of 855 billion yen.

*	For an explanation of these numbers, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 36 and the IR page of our web site, www.nttdocomo.co.jp.

Operational Results and Forecasts

*	Number of handsets sold above include handsets activated without involving sales by DoCoMo.

**	“Other” includes purchase of additional handsets by existing FOMA subs.

■	No. of DoPa Single Service subscribers, which had not been included in previous reports, has been included in no. of mova subscribers from the results for the first half of the year ending Mar. 31, 2005.

[Notes associated with the above-mentioned change]

•	Market share, no. of handsets sold and churn rate are calculated inclusive of DoPa Single Service subscribers.

•	Relevant items in third quarter results for the year ended Mar. 31, 2004 and full-year forecast for the year ending Mar. 31, 2005 have been modified by adding DoPa Single Service subs. to previously announced numbers.

■	MOU(Minutes of usage): Average communication time per one month per one user.

■	For an explanation of Average Revenue Per Unit (ARPU), see footnote on page 27 of the presentation.

♦	No. of active subscribers used in cellular phone/PHS churn rates, aggregate ARPU (PHS) and MOU (PHS) calculations are as follows;

■	FY2003 third quarter and FY2004 third quarter Data: Sum of “No. of active subscribers in each month “{(No. of active subs. at end of previous month + No. of active subs at end of current month) ÷ 2} from October to December.

■	2005/3(E) Data: Sum of “No. of active subs in each month” {(No. of active subs at end of previous month + No. of active subs at end of current month) ÷ 2} from April to March.

♦	Calculation methods for No. of active subscribers used in ARPU (PHS), MOU (PHS) and Churn Rate were changed to made the subscriber figures more precise. In accordance with this change, 3Q results of 2003 are retroactively restated based on the new calculation method.

Appendices

Measures Targeted at Enriching Applications (1)

A new event-billing method for i-mode data is available as an option to the available fixed monthly charge.

Started date: December 1, 2004

Choice of several billing plans is available.

Combined plans of monthly and per view charges are also available.

Measures Targeted at Enriching Applications (2)

Payment System using a Third-Party Platform

A payment system for content services from platforms other than i-mode will soon be available.

Planned start date: Spring 2005

When a software company creates game content utilizing the platform billing system, users will be able to pay their game usage charges through DoCoMo i-mode.

♦	“PlayStation” and “PSP” are registered trademarks of Sony Computer Entertainment Inc.

Environmental Conservation / Social Contribution Activities

DoCoMo operates its business with an emphasis on environmental conservation, believing it is one of the most important management challenges facing the entire corporate group.

Acquisition of “ISO14001” environmental management/inspection certification

“Green equipment procurement/purchase” taking environmental impact into account

Collection & recycling of used cellular handsets and accessories

Saving on paper resources through provision of “e-billing” service

Active participation in activities aimed at reducing greenhouse gas emissions

As part of our social contribution activities, DoCoMo offers products & services developed based on the “universal design” concept, with an aim to help build warmer ties between people.

Opened “DoCoMo Hearty Plaza”, a DoCoMo, shop based on universal design concept

Introduced “Hearty Discount” service

Release of handsets supporting universal design: “Raku Raku Phone”, etc.

Emergency communication service in the event of large-scale earthquake/other disasters

“i-mode Disaster Message Board” activated for Niigata Earthquake secured means for safety confirmation

Reconciliations of the Disclosed Non-GAAP Financial Measures to

the Most Directly Comparable GAAP Financial Measures

1.	EBITDA margin

	Billions of yen
	Nine months ended December 31, 2004	Nine months ended December 31, 2003
a. EBITDA	¥1,304.0	¥1,397.6

Depreciation and amortization	(528.8)	(533.5)
Losses on sale or disposal of property, plant and equipment	(23.8)	(21.1)

Operating income	751.4	843.0

Other expenses (income), net	498.8	(7.0)
Income taxes	(493.4)	(338.0)
Equity in net (earnings) losses of affiliates	(0.1)	(3.6)
Minority interests in earnings of consolidated subsidiaries	(0.1)	(0.0)

b. Net income	756.5	494.2

c. Total operating revenues	3,643.1	3,828.3

EBITDA margin (=a/c)	35.8%	36.5%
Net income margin (=b/c)	20.8%	12.9%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2.	Adjusted free cash flows

	Billions of yen
	Nine months ended December 31, 2004	Nine months ended December 31, 2003
Adjusted free cash flows	¥845.4	¥582.5

Irregular factors (1)	(236.0)	(260.0)
Changes of investments for cash management purpose (2)	(361.3)	—

Free cash flows	248.1	322.5

Cash flows from investing activities	(327.9)	(605.2)
Cash flows from operating activities	576.0	927.6

Notes:	(1)	Irregular factors represent the effects of uncollected revenues due to a bank holiday at the end of nine months ended December 31, 2003
	(2)	Changes of investments for cash management purpose were derived from purchases, redemption at maturity and sales of financial instruments held for cash management purpose with original maturities of longer than three months.

3.	Capital expenditures

	Billions of yen
	Nine months ended December 31, 2004	Nine months ended December 31, 2003
Capital expenditures	¥633.1	¥521.9

Effects of timing differences between acquisition dates and payment dates	69.1	45.9

Purchases of property, plant and equipment	(527.9)	(463.5)
Purchases of intangible and other assets	(174.3)	(104.3)

Note:	Capital expenditures are calculated on an accrual basis for the purchases of property, plant and equipment, and intangible and other assets.

“FOMA”, “mova”, “Quickcast”, “CITYPHONE”, “i-mode”, “DoPa”, “i-appli”, “i-motion”, “chaku-motion”, “Melody Call”, “premini”, “prosolid”, “Music PORTER”, “Lechiffon”, “Hearty Discount”, “pake-hodai”, “Nikagetsu Kurikoshi “, “e-billing”, and “DoCoMo Premier Club” are trademarks or registered trademarks of NTT DoCoMo, Inc.

Other names of companies or products presented in this material are trademarks or registered trademarks of their respective organizations.